November 2, 2018

Riccardo Delle Coste
Chief Executive Officer
Barfresh Food Group, Inc.
8383 Wilshire Blvd.
Suite 750
Beverly Hills, California 90211

       Re: Barfresh Food Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 000-55131

Dear Mr. Delle Coste:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

1. We note that your research and development expenses include the salary of your director of manufacturing and product development, and consultants supporting that employee.
      Tell us the extent to which such costs are associated with manufacturing, and are thereby inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8, and explain why these costs are not included in the cost of revenue measures that you report.
 Riccardo Delle Coste
Barfresh Food Group, Inc.
November 2, 2018
Page 2


Financial Statements
Note 2 - Property, Plant and Equipment, page F-10

2. We note that you are depreciating the cost of manufacturing equipment over seven years and that such costs are excluded from your cost of revenue and gross profit measures. If you intend to rely on the accommodation in SAB Topic 11:B, you should clarify the extent to which depreciation and amortization is attributable to your cost of revenue, and reposition the separately reported amount to be included in your gross profit measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or John Cannarella,
Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at (202) 551-
3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.



                                                            Sincerely,
FirstName LastNameRiccardo Delle Coste
                                                            Division of
Corporation Finance
Comapany NameBarfresh Food Group, Inc.
                                                            Office of Natural
Resources
November 2, 2018 Page 2
cc:       Mark Abdou
FirstName LastName